Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarliving.com

NEWS RELEASE

Greenbriar Announces General (Ret) Hokanson as CEO

November 4th, 2026	Trading Symbol: TSX Venture Exchange: GRB US OTC Market: GEBRF

Scottsdale, Arizona, November 4th, 2026 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") announces the appointment of Daniel R. Hokanson as the CEO of Greenbriar subject to TSXV Exchange approval.

Dan Hokanson is a recently retired Four (4)-Star General and former member of the Joint Chiefs of Staff. He served as the 29th Chief of the National Guard Bureau, the second largest military organization in the Department of Defense, where he was an advisor to the President of the United States, the Secretary of Defense, and the National Security Council. He also led the National Guard State Partnership Program with over 110 countries around the globe, conducting numerous senior political and military engagements.

General Hokanson served 38 years in the Army and Army National Guard, including fourteen years as a general officer. His deployments include Operation Just Cause, Operation Enduring Freedom, and Operation Iraqi Freedom. He is also a command pilot with over 2,600 flight hours in over 30 different fixed and rotary wing aircraft.

General Hokanson earned a B.S in Aerospace Engineering from West Point, an M.A. in International Security and Civil-Military Relations from the Naval Postgraduate School, and an M.A. in National Security and Strategic Studies from the Naval War College. He also completed a year-long National Security Fellowship at Harvard University.

General Hokanson is hereby granted 1,000,000 RSU's (common shares) for approval at the next AGM or in the alternative one million common shares of Greenbriar subject to TSXV approval.  Brian Conlan will become corporate president.

The focus of the new CEO will be the oversight of the regulatory process in Puerto Rico, including the anticipated approval process by the FOMB and other agencies. Additionally General Hokanson will lend corporate guidance on the application of suitable professional military and aviation housing needs for the Sage Ranch project in Tehachapi, California. Sage Ranch is a 35 to 40-minute drive from six (6) major fully funded aviation programs including the B-21 strategic delivery platform and the 6th generation F-47 fighter/interdiction platform.

With respect to the two major utility scale solar and battery contracts in Puerto Rico, the federal 30% ITC for the battery contract lasts until 2031 and our US legal counsel has advised of the likely probability of an extension for the federal 30% ITC for utility scale solar, when the December 31, 2027 expiry takes effect. The ITC and/or PTC have been extended every term since 1997, regardless of two separate occasions where their extensions were granted a few months after the expiry. The ITC has broad based bi-partisan support.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Jeff Ciachurski, the CEO of Greenbriar states: "We are immensely blessed to have the caliber and quality of leadership from Daniel Hokanson as our new CEO. Dan will be a key leader as we build out our affordable and sustainable Sage Ranch housing project and our utility scale battery and solar projects in Puerto Rico offering energy security, resiliency and independence from foreign fuel sources."

The new executive team subject to final board approval will be:

Jeff Ciachurski Executive Chairman

Dan Hokanson Chief Executive Officer

Brian Conlan President

Cliff Webb President of Greenbriar Puerto Rico

Anthony Balic Chief Financial Officer

About Greenbriar Sustainable Living Inc.

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski
Chief Executive Officer and Director
Phone: 949.903.5906

Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking statements"). Forward-looking statements relate to future events or future performance and include, without limitation, statements regarding the completion of the Private Placement, the issuance of Common Shares and Warrants, and approval of the Private Placement by the TSX Venture Exchange. Forward-looking statements are often identified by words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend", and similar expressions, including statements that events or results "may", "will", "should", "could" or "might" occur. Forward-looking statements are based on assumptions and expectations regarding future events and involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by such statements. These factors include, among other things, general economic and market conditions, regulatory approvals and the Company's ability to complete the Private Placement as proposed. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events may differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking statements. Additional information regarding risks and uncertainties is described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A available on SEDAR+ at www.sedarplus.ca. The Company does not undertake any obligation to update or revise any forward-looking statements except as required by applicable law.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF